Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817

ADDITIONAL INFORMATION

In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction.  Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

November 10, 2006

To all Harbor employees:

We are making significant progress with the National City merger and are working toward legal close and finalizing a timeframe for the core conversion.

When we announced the merger, we committed to communicate by mid-November with those employees whose positions will be impacted. We completed those discussions yesterday. We are hopeful that those affected will consider other opportunities that may be available within our company and National City. Applications for available National City positions will be rapidly processed as part of the Job Opportunity Program, details on which are included in the attached issue of Transition News.

We recognize that job placements will not be possible in every instance. To assist impacted employees during their career transition, we will provide resources and support, including eligibility for severance benefits and outplacement services. These changes are difficult for all of us, and I want to personally thank all of you for your patience and understanding.

During the next few weeks, employees who were not informed of job impacts will receive information about their future roles, including details from their managers on any changes to position responsibilities that will result from the integration of our companies.

Thank you for your continued support, and, as always, for providing our customers with the high quality service they deserve and expect.

Sincerely,

Mike Brown, Sr.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally.  Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC.  Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

TRANSITION NEWS

News about the Harbor Federal/National City Merger
November 10, 2006

In This Issue
•	Posting for Job Opportunities at National City
•	Job Opportunities Open House
•	Job Mapping for Employees in Retained Positions
•	Benefit and Policy Overview Sessions
•	What’s on Your Mind?

Posting for Job Opportunities at National City
Harbor Federal employees are now able to post for National City job opportunities.  Below you’ll find information regarding applying for jobs with National City and an outline of the employment process.

To search for available jobs with National City, check the Web site:
•	National City -www.nationalcity.com/careers
•	Click on: Search Jobs
•	Click on: Search Openings
•	Search options will be listed

Harbor Federal employees interested in a National City position will post online to a specific job opportunity at www.nationalcity.com/careers and attach a resume.  Harbor Federal employees should designate themselves as “internal candidates”.

•	The National City recruiter will contact the potential candidate to begin the interview process.
•	The candidate will be updated as to the status of his or her job opportunity from the appropriate National City recruiter within three days of posting to the position.
•	Once the hiring manager has interviewed the candidate, the recruiter will respond to the Harbor Federal employee within 24 hours regarding the status of the interview.

All Harbor Federal employees’ applications will be given rapid processing status. This means all employees will be given rapid processing of any request they may have as it relates to job searches or inquiries.  Harbor Federal employees applying for National City positions will have one primary point of contact, Emily Davis, to assist in this process.  Emily can be reached at 216-9834.

Job Opportunities Open House
Representatives from National City and Harbor Federal will be available Monday through Thursday next week to talk with employees whose current position is being eliminated about opportunities at National City.  Debra Ekart, from National City, will join Emily Davis and the Harbor Federal recruiting team to talk with employees, in general, about the types of career opportunities with National City, their organizational structure and the kinds of positions for which each employee’s background would qualify, etc.  They will also be able to coordinate job posting activities for all National City positions that are posted on the National City Web site.

Harbor Transition News – Page 1

Employees are encouraged to schedule an appointment to gather more information about National City and its subsidiary companies. Please contact Emily at the above number to schedule an appointment with Debra.  Or, feel free to stop by to meet with them or sign up for an appointment in person at the following times.

Date	Time	Location

Monday, 11-13	1:00 – 4:30 pm	Loan Servicing Center Training Room
Tues. & Wed., 11-14 & 15	8:30 am – 4:30 pm	Loan Servicing Center Training Room
Thursday, 11-15	8:30 am – 12:00 pm	Loan Servicing Center Training Room

While we know some employees may think it is too early to start looking for another National City position, we encourage you to at least stop by and familiarize yourself with the process.  To provide a little encouragement, displaced employees who stop by will be able to register to win one of several gift certificates being given away at the end of next week.  Debra and Emily look forward to meeting you!

Job Mapping for Employees in Retained Positions
In a few weeks, employees in positions being retained at National City will receive information on their position at National City.  This personalized information will provide the employee details about their National City job such as:

•	Job title
•	National City job grade
•	General information on National City’s performance management and compensation practices

While this information is not currently being provided to employees who positions are being eliminated, they will receive this information in the future if they accept another position at Harbor Federal or National City.

Benefit and Policies Overview Sessions
All Harbor employees will be invited to attend a National City Benefits and Policies Overview session.  The sessions will be held throughout the three weeks of November 27 through December 15.  At the sessions, you’ll learn more about National City benefit plans and HR policies, receive your National City Employee Handbook and have an opportunity to ask questions. More details will be provided in the near future.  Be sure to plan on attending a session.

What’s on Your Mind?
How will I know which positions are available within National City and each of its subsidiaries?
The most efficient way to search for jobs is through the National City Web site (listed above).

Will relocation assistance be offered if I accept a job that requires a move?
Yes, depending on the distance of the move and the position. Each situation will be handled in a separate manner and discussed during the interview process.

How long will the employment process be in place?
National City makes the redeployment of talented employees an ongoing priority. Therefore, we will have a continued focus on employment throughout the integration and post integration process.

Do I have to meet the employment representative to apply for a job?
It is not necessary; however, the onsite representative will be available as listed above for answers and guidance.

If I am displaced and move to a location where National City has no presence, will I still be eligible for severance if I go to work for another bank?
Severance allowance will end if a displaced employee begins employment with another financial institution. For Harbor Federal employees, this means you cannot receive severance while working for a financial institution in the following six counties in Florida: Brevard, Indian River, Martin, Okeechobee, St. Lucie and Volusia. However, the displaced employee would still be eligible for the pro-rated shares of the ESOP.

Harbor Transition News – Page 2

How will the severance allowance be calculated for employees working on commission only?
If a Harbor employee working on commission is displaced, the benefit is based on the average commissions paid for the 12 months preceding the displacement date, or during the period of time the employee was paid by commission, if shorter.

Will displaced commission-only employees have a payout for vacation?
No, commission-only employees are not eligible for vacation, so they would not be paid out for vacation if they are displaced.

Have a question?  You can call the toll-free “What’s on Your Mind” voicemail box at 888-808-4489 and leave a message with your question or email your question to CorpComm@NationalCity.com.  We’ll respond to questions of general interest in future issues of Transition News.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally.  Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC.  Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

Harbor Transition News – Page 3